EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Nine Months Ended September 30, 2011	For the Years Ended December 31,
		2010	2009	2008	2007	2006
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$501,820	$846,825	$660,047	$487,964	$703,398	$683,756
Add: Non-controlling interest losses in consolidated subsidiaries	—	—	222	262	255	271
Add:
Interest expense	51,834	64,839	71,843	81,944	70,974	79,853
Appropriate portion of rents (a)	24,516	34,544	34,439	29,833	28,245	25,724

Earnings available for fixed charges	$578,170	$946,208	$766,551	$600,003	$802,872	$789,604

Fixed Charges:
Interest expense	$51,834	$64,839	$71,843	$81,944	$70,974	$79,853
Appropriate portion of rents (a)	24,516	34,544	34,439	29,833	28,245	25,724

Fixed charges	$76,350	$99,383	$106,282	$111,777	$99,219	$105,577

Ratio of earnings to fixed charges	7.57 X	9.52 X	7.21 X	5.37 X	8.09 X	7.48 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.